OUR VISION ENDURING & UNIFIED Filed by SM Energy Company Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Civitas Resources, Inc. Commission File No.: 001-35371

Purposeful and Intentional Unification A transformed SM Energy, where scale, technical exploration, and asset quality converge for value • Combination of strengths and great assets create value for all stakeholders o Operational, financial, technical, and commercial excellence • Enduring the industry’s consolidation efforts to continue a storied legacy • Our approach to integrations • Listen, Learn, and Lean In

Stronger Together MERGES QUALITY LOCATIONS SHIFTS THE CURVEWELL INVENTORY W EL L Q U AL IT Y IMPROVED RETURNS MORE OF WHAT MATTERS

Our Future GreatGood Value Victory

Culture of Purpose Shared Purpose = Strong Culture Values • Servant Leadership • Building Collaborative Relationships • Living SM Values and Ethics • Leading Change • Strategic Perspective Values • Passion • Collaboration • Transformation Purpose and Foundation Make people’s lives better by responsibly producing energy supplies, contributing to energy security and prosperity, and having a positive impact in the communities where we live and work. Purpose and Foundation Building and maintain trust is at the heart of how we operate. Our foundation supports this culture of trust and guides every interaction and decision.

What to Expect? • Communication and further details, as we have them • Integration planning preparation discussions • Access to SM and CIVI business representatives as needed General Timeline Merger Announcement and Employee Townhalls Today SM Leadership Introductions with CIVI employees – Regional Locations 1H November 2025 Begin individual/team introductions and Integration Planning November 2025 Employee Town Hall Update Early 2026 Anticipated Close Date Early 2026

Q & A